EXHIBIT 99.2

Vinci Compass Reports Second Quarter 2026 Results

Alessandro Horta, Chief Executive Officer, stated, “Vinci Compass entered the second half of 2026 from a position of strength, supported by R$89 million in Fee Related Earnings generated during the second quarter and R$53 billion in capital formation and appreciation over the last twelve months. With the successful closing of our strategic combination with BACS in Argentina, the announced acquisition of Navi’s Real Estate platform and a robust pipeline of organic fundraising initiatives, we continue to expand our regional footprint, scale high-growth strategies, and compound long-term value for our clients and shareholders.”

Acquisition of Navi’s Real Estate Platform

“The transaction represents another important step in the execution of our long-term strategy to expand our investment capabilities, increase the scale of our platform and build a more diversified and resilient business,” said Alessandro Horta, Chief Executive Officer of Vinci Compass. “Navi’s Real Estate funds are highly complementary to our existing platform and further strengthen our presence in the Brazilian REIT market, particularly within the multi-strategy real estate segment, where Navi’s funds have consistently ranked in the top decile of the industry in terms of performance and where scale, distribution and specialized investment expertise are increasingly important. Together with our broader Real Estate and Credit franchises, this acquisition enhances the range of solutions we can offer our clients and reinforces Vinci Compass’ role as a consolidator of high-quality investment platforms across Latin America.”

Fee Related Earnings (FRE)

AUM & Dividends

About Vinci Compass

Vinci Compass stands as the premier partner for alternative investments and global solutions in Latin America. With nearly three decades of experience and local operations from eleven offices in Latin America and the US, our expertise spans: Private Equity, Credit, Real Estate, Infrastructure, Forestry, Equities, Global Investment Products & Solutions, and Corporate Advisory. Each segment is managed by specialized teams dedicated to investment and advisory excellence. As of June 2026, Vinci Compass had R$361 billion in assets under management and advisory.

Webcast and Earnings Conference Call

Vinci Compass will host a conference call at 5:00pm ET on Tuesday, August 11, 2026, to discuss its second quarter 2026 results.

To access the webcast please visit the Events & Presentations' section of the Company's website at:

https://ir.vincicompass.com/news-and-events/events.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

Investor Contact

ShareholderRelations@vincicompass.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA Media Contact

Joele Frank, Wilkinson Brimmer Katcher

Kate Thompson

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Earnings Release | Vinci Compass	3

Segment Earnings

(R$ thousands, unless mentioned)	2Q'25	1Q'26	2Q'26	∆ YoY(%)	2Q'25 YTD	2Q'26 YTD	∆ YoY(%)
Net revenue from management fees	195,569	244,858	252,191	29%	391,098	497,049	27%
Net revenue from advisory fees	26,220	16,067	9,047	(65)%	51,073	25,114	(51)%
Other revenues	10,944	11,040	11,190	2%	22,206	22,230	0%
Total Fee Related Revenues[i]	232,733	271,965	272,428	17%	464,377	544,393	17%
Segment personnel expenses	(20,682)	(24,731)	(26,609)	29%	(40,807)	(51,340)	26%
Other G&A expenses	(17,423)	(19,298)	(19,085)	10%	(32,854)	(38,383)	17%
Placement fee amortization and rebates	(17,792)	(20,823)	(23,781)	34%	(38,807)	(44,604)	15%
Corporate center expenses	(78,484)	(70,234)	(75,927)	(3)%	(156,136)	(146,161)	(6)%
Bonus compensation related to management and advisory	(33,127)	(40,572)	(38,363)	16%	(64,871)	(78,935)	22%
Total Fee Related Expenses	(167,509)	(175,657)	(183,765)	10%	(333,476)	(359,422)	8%
FEE RELATED EARNINGS (FRE)ii	65,224	96,308	88,663	36%	130,901	184,971	41%
FRE Marginiii (%)	28.0%	35.4%	32.5%		28.2%	34.0%
FRE per shareiv (R$/share)	1.03	1.47	1.35	31%	2.07	2.82	37%
Net revenue from performance fees	8,342	2,890	7,345	(12)%	11,419	10,235	(10)%
Performance based compensation	(3,683)	(1,271)	(3,214)	(13)%	(5,033)	(4,485)	(11)%
PERFORMANCE RELATED EARNINGS (PRE)[v]	4,660	1,619	4,131	(11)%	6,387	5,750	(10)%
PRE Marginvi (%)	55.9%	56.0%	56.2%		55.9%	56.2%
(+) Realized GP investment income	13,576	6,093	8,719	(36)%	17,861	14,812	(17)%
(+) Unrealized GP investment income	(2,512)	(2,595)	(7,564)	201%	(2,791)	(10,159)	264%
INVESTMENT RELATED EARNINGS (IRE)	11,064	3,498	1,155	(90)%	15,070	4,653	(69)%
(-) Unrealized performance fees	8,711	–	–	N/A	8,711	–	N/A
(+) Unrealized performance compensation	(3,083)	–	–	N/A	(3,083)	–	N/A
(-) Unrealized GP investment income	2,512	2,595	7,564	201%	2,791	10,159	264%
SEGMENT DISTRIBUTABLE EARNINGSvii	89,088	104,020	101,513	14%	160,777	205,533	28%
Segment DE Margin (%)	33.8%	37.0%	35.2%		32.0%	36.1%
(+) Depreciation and amortization	2,779	2,765	2,806	1%	6,140	5,571	(9)%
(+) Realized financial income	21,804	9,390	8,169	(63)%	36,227	17,559	(52)%
(-) Leasing expenses	(3,722)	(3,891)	(4,452)	20%	(7,480)	(8,343)	12%
(-) Other itemsviii	(20,758)	(21,034)	(20,972)	1%	(34,762)	(42,006)	21%
(-) Non-operational expensesix	(618)	(314)	(1,828)	196%	(873)	(2,142)	145%
(-) Income taxes (excluding related to unrealized fees and income)	(13,236)	(21,693)	(15,629)	18%	(22,614)	(37,322)	65%
(-) Minority Interest[x]	–	(7,298)	(8,101)	N/A	–	(15,399)	N/A
DISTRIBUTABLE EARNINGS (DE)xi	75,337	61,945	61,506	(18)%	137,415	123,451	(10)%
DE Marginxii (%)	26.4%	21.3%	20.7%		25.5%	21.0%
DE per share (R$/share)	1.19	0.95	0.94	(21)%	2.17	1.88	(13)%
(+) Nonrecurring expenses (including Income Tax effect)	422	292	1,811	329%	650	2,103	224%
ADJUSTED DISTRIBUTABLE EARNINGSxiii	75,759	62,237	63,317	(16)%	138,065	125,554	(9)%
Adjusted DE Marginxiv (%)	26.6%	21.4%	21.3%		25.6%	21.4%
Adjusted DE per sharexv (R$/share)	1.20	0.95	0.96	(19)%	2.18	1.92	(12)%

Total Fee Related Revenues of R$272.4 million for the quarter ended June 30, 2026, compared to R$232.7 million for the quarter ended June 30, 2025, an increase of 17% year-over-year. This increase was pushed by growth in management fees, driven mostly by the Verde and BACS transactions and organic fundraising across the Credit and Global IP&S segments, partially offset by lower advisory fees. In the quarter, management fees accounted for R$252.2 million, an increase of 29% year-over-year. Advisory fees totaled R$9.0 million, down 65% year-over-year. Other revenues, which comprise of advisory & execution fees and fund services fees, totaled R$11.2 million in the quarter. Fee Related Revenues were R$544.4 million for the year-to-date period ended June 30, 2026, up 17% when compared to the year-to-date period ended June 30, 2025, driven by the Verde and BACS transactions and continued fundraising momentum across different countries and strategies.

Earnings Release | Vinci Compass	4

Fee Related Earnings (“FRE”) of R$88.7 million (R$1.35/share) for the quarter ended June 30, 2026, up 36% year-over-year. FRE of R$185.0 million (R$2.82/share) for the year-to-date period ended June 30, 2026, up 41% when compared to the year-to-date period ended June 30, 2025.

Performance Related Earnings (“PRE”) of R$4.1 million for the quarter ended June 30, 2026, down 11% year-over-year. Performance fees for the 2Q’26 were recognized mainly across the Credit, Equities and Global IP&S segments. PRE was R$5.8 million for the year-to-date period ended June 30, 2026, down 10% when compared to the year-to-date period ended June 30, 2025. The year-over-year comparison was impacted by higher performance fees in Equities in the 2Q’25, supported by stronger local stock market performance in the period.

Investment Related Earnings (“IRE”) of R$1.2 million for the quarter ended June 30, 2026, down 90% year-over-year. IRE in the quarter was primarily driven by dividends received from REITs and the realization of an investment in a Real Estate closed-end fund, partially offset by a decrease in Real Estate funds’ mark-to-market. In the second quarter of 2025, IRE benefited from the contribution of FIP Infra Transmissão following the conclusion of the fund's investment cycle. IRE was R$4.7 million for the year-to-date period ended June 30, 2026, down 69% when compared to the year-to-date period ended June 30, 2025.

Adjusted Distributable Earnings (“Adj. DE”) of R$63.3 million (R$0.96/share) for the quarter ended June 30, 2026, down 16% year-over-year on an absolute basis and down 19% year-over-year on a per share basis. The year-over-year comparison was primarily impacted by lower realized financial income, as capital calls from proprietary investment commitments continued to reduce the Company’s cash position, shifting capital from liquid investments to private funds. In addition, lower realized performance fees and realized IRE, particularly due to the contribution from the FIP Infra Transmissão realization in the second quarter of 2025, also affected comparability. Going forward, proprietary funds remain in their investment phase and are expected to continue drawing capital in accordance with their capital call schedules. Adjusted DE was R$125.6 million (R$1.92/share) for the year-to-date period ended June 30, 2026, down 9% when compared to the year-to-date period ended June 30, 2025, on an absolute basis, and down 12% on a per share basis.

Earnings Release | Vinci Compass	5

Segment Highlights

Global IP&S

(R$ thousands, unless mentioned)	2Q'25	1Q'26	2Q'26	∆ YoY (%)	2Q'25 YTD	2Q'26 YTD	∆ YoY (%)
Net revenue from management fees	59,691	103,833	101,717	70%	125,316	205,550	64%
Net revenue from advisory fees	17,527	13,968	7,085	(60)%	40,074	21,053	(47)%
Other revenues	10,748	11,040	11,190	4%	21,833	22,230	2%
Total Fee Related Revenues	87,966	128,841	119,992	36%	187,223	248,833	33%
Segment personnel expenses	(5,841)	(9,977)	(11,040)	89%	(12,140)	(21,017)	73%
Other G&A expenses	(8,383)	(11,682)	(11,504)	37%	(15,426)	(23,186)	50%
Placement fee amortization and rebates	(9,683)	(10,201)	(10,532)	9%	(19,122)	(20,733)	8%
Corporate center expenses	(39,995)	(35,246)	(36,694)	(8)%	(82,017)	(71,940)	(12)%
Bonus compensation related to management and advisory	(11,598)	(19,326)	(16,158)	39%	(25,017)	(35,484)	42%
Total Fee Related Expenses	(75,501)	(86,432)	(85,929)	14%	(153,722)	(172,361)	12%
FEE RELATED EARNINGS (FRE)	12,466	42,409	34,062	173%	33,501	76,471	128%
FRE Margin (%)	14.2%	32.9%	28.4%		17.9%	30.7%
Net revenue from performance fees	536	712	1,320	146%	1,830	2,032	11%
Realized performance fees	536	712	1,320	146%	1,830	2,032	11%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(265)	(313)	(566)	113%	(828)	(879)	6%
PERFORMANCE RELATED EARNINGS (PRE)	270	399	754	179%	1,003	1,153	15%
PRE Margin (%)	50.5%	56.0%	57.1%		54.8%	56.7%
(+) Realized GP investment income	397	360	28	(93)%	692	388	(44)%
(+) Unrealized GP investment income	(123)	714	(974)	694%	(689)	(260)	(62)%
INVESTMENT RELATED EARNINGS (IRE)	274	1,074	(946)	N/A	4	128	3,324%
(-) Unrealized GP investment income	123	(714)	974	694%	689	260	(62)%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	13,133	43,168	34,844	165%	35,196	78,012	122%
Segment DE Margin (%)	14.8%	33.2%	28.7%		18.5%	31.0%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	228,773	262,178	272,544	19%	228,773	272,544	19%
AVERAGE FEE RATE (%)	0.13%	0.18%	0.18%		0.13%	0.18%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX-UPFRONTS[4]	182,317	213,452	224,689	23%	182,317	224,689	23%
AVERAGE FEE RATE (%) EX-UPFRONTS	0.16%	0.22%	0.22%		0.16%	0.22%

Fee Related Earnings (FRE) of R$34.1 million for the quarter ended June 30, 2026, up 173% year-over-year. This growth was driven by the acquisition of Verde Asset Management and the fundraising momentum in TPD Liquid and Global Solutions over the last twelve months. FRE was R$76.5 million for the year-to-date period ended June 30, 2026, up 128% when compared to the year-to-date period ended June 30, 2025.

Performance Related Earnings (PRE) of R$0.8 million for the quarter ended June 30, 2026, up 179% year-over-year. PRE was R$1.2 million for the year-to-date period ended June 30, 2026, up 15% when compared to the year-to-date period ended June 30, 2025.

Segment Distributable Earnings of R$34.8 million for the quarter ended June 30, 2026, up 165% year-over-year, driven by higher Fee Related Earnings in the quarter. Segment DE was R$78.0 million for the year-to-date period ended June 30, 2026, up 122% when compared to the year-to-date period ended June 30, 2025.

Earnings Release | Vinci Compass	6

AUM reached R$274.0 billion, representing a 19% year-over-year increase. This growth was driven by the Verde acquisition, portfolio appreciation and net inflows, partially offset by capital returns in TPD Alternative and FX variation in U.S. dollar-denominated Global IP&S funds.

Earnings Release | Vinci Compass	7

Credit

(R$ thousands, unless mentioned)	2Q'25	1Q'26	2Q'26	∆ YoY (%)	2Q'25 YTD	2Q'26 YTD	∆ YoY (%)
Net revenue from management fees	54,518	62,572	73,125	34%	107,336	135,697	26%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	54,518	62,572	73,125	34%	107,336	135,697	26%
Segment personnel expenses	(6,928)	(6,772)	(7,218)	4%	(13,779)	(13,990)	2%
Other G&A expenses	(3,191)	(3,513)	(3,073)	(4)%	(5,752)	(6,586)	15%
Placement fee amortization and rebates	(7,525)	(8,576)	(10,919)	45%	(15,590)	(19,495)	25%
Corporate center expenses	(17,207)	(16,306)	(18,886)	10%	(34,330)	(35,192)	3%
Bonus compensation related to management and advisory	(8,196)	(8,643)	(10,001)	22%	(16,213)	(18,644)	15%
Total Fee Related Expenses	(43,047)	(43,810)	(50,098)	16%	(85,664)	(93,908)	10%
FEE RELATED EARNINGS (FRE)	11,471	18,762	23,028	101%	21,673	41,790	93%
FRE Margin (%)	21.0%	30.0%	31.5%		20.2%	30.8%
Net revenue from performance fees	4,507	161	4,081	(9)%	4,522	4,242	(6)%
Realized performance fees	4,507	161	4,081	(9)%	4,522	4,242	(6)%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(1,959)	(62)	(1,782)	(9)%	(1,961)	(1,844)	(6)%
PERFORMANCE RELATED EARNINGS (PRE)	2,548	99	2,298	(10)%	2,561	2,397	(6)%
PRE Margin (%)	56.5%	61.5%	56.3%		56.6%	56.5%
(+) Realized GP investment income	1,816	1,650	2,396	32%	3,292	4,046	23%
(+) Unrealized GP investment income	4,703	(824)	(246)	N/A	8,736	(1,070)	N/A
INVESTMENT RELATED EARNINGS (IRE)	6,519	826	2,150	(67)%	12,028	2,976	(75)%
(-) Unrealized GP investment income	(4,703)	824	246	N/A	(8,736)	1,070	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	15,835	20,511	27,722	75%	27,527	48,233	75%
Segment DE Margin (%)	26.0%	31.9%	34.8%		23.9%	33.5%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	29,908	36,232	42,051	41%	29,908	42,051	41%
AVERAGE MANAGEMENT FEE RATE (%)	0.76%	0.71%	0.77%		0.76%	0.74%

Fee Related Earnings (FRE) of R$23.0 million for the quarter ended June 30, 2026, up 101% year-over-year, driven by strong fundraising, particularly from SPS IV, which generated catch-up fees, and MAV IV. The growth was also supported by the Verde acquisition and the one-month contribution from BACS in the 2Q’26. FRE was R$41.8 million for the year-to-date period ended June 30, 2026, up 93% when compared to the year-to-date period ended June 30, 2025.

Investment Related Earnings (IRE) of R$2.2 million for the quarter ended June 30, 2026. In the second quarter 2025, IRE benefited from the FIP Infra Transmissão contribution, following the conclusion of the fund’s cycle. IRE was R$3.0 million for the year-to-date period ended June 30, 2026, compared to R$12.0 million for the year-to-date period ended June 30, 2025.

Segment Distributable Earnings of R$27.7 million for the quarter ended June 30, 2026, up 75% year-over-year, driven by higher FRE and IRE in the quarter. Segment DE was R$48.2 million for the year-to-date period ended June 30, 2026, up 75% when compared to the year-to-date period ended June 30, 2025.

AUM of R$42.5 billion in the quarter, up 40% year-over-year, driven by the acquisitions of Verde and BACS, as well as continued organic growth across private and liquid credit. Capital formation and appreciation remained supported by a diversified client base across multiple geographies.

Earnings Release | Vinci Compass	8

Private Equity

(R$ thousands, unless mentioned)	2Q'25	1Q'26	2Q'26	∆ YoY (%)	2Q'25 YTD	2Q'26 YTD	∆ YoY (%)
Net revenue from management fees	30,710	28,017	27,290	(11)%	62,005	55,307	(11)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	30,710	28,017	27,290	(11)%	62,005	55,307	(11)%
Segment personnel expenses	(1,178)	(1,291)	(1,395)	18%	(2,346)	(2,686)	14%
Other G&A expenses	(1,393)	(303)	(1,312)	(6)%	(2,191)	(1,615)	(26)%
Placement fee amortization and rebates	(363)	(356)	(352)	(3)%	(730)	(708)	(3)%
Corporate center expenses	(6,518)	(5,690)	(6,229)	(4)%	(12,550)	(11,919)	(5)%
Bonus compensation related to management and advisory	(3,636)	(3,402)	(3,752)	3%	(7,134)	(7,154)	0%
Total Fee Related Expenses	(13,088)	(11,041)	(13,040)	(0)%	(24,949)	(24,081)	(3)%
FEE RELATED EARNINGS (FRE)	17,622	16,976	14,250	(19)%	37,055	31,226	(16)%
FRE Margin (%)	57.4%	60.6%	52.2%		59.8%	56.5%
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	N/A	–	–	N/A
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	N/A	–	–	N/A
PRE Margin (%)	N/A	N/A	N/A		N/A	N/A
(+) Realized GP investment income	1,692	–	737	(56)%	1,692	737	(56)%
(+) Unrealized GP investment income	(5,316)	(405)	(2,253)	(58)%	(11,543)	(2,658)	(77)%
INVESTMENT RELATED EARNINGS (IRE)	(3,624)	(405)	(1,516)	(58)%	(9,851)	(1,921)	(80)%
(-) Unrealized GP investment income	5,316	405	2,253	(58)%	11,543	2,658	(77)%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	19,314	16,976	14,988	(22)%	38,747	31,964	(18)%
Segment DE Margin (%)	59.6%	60.6%	53.5%		60.8%	57.0%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	12,710	12,287	11,524	(9)%	12,710	11,524	(9)%
AVERAGE MANAGEMENT FEE RATE (%)	1.01%	0.96%	0.98%		1.00%	0.97%

Fee Related Earnings (FRE) of R$14.3 million for the quarter ended June 30, 2026, down 19% year-over-year. The decrease was driven by the impact of FX variation and lower management fees from funds entering divestment period. FRE was R$31.2 million for the year-to-date period ended June 30, 2026, down 16% when compared to the year-to-date period ended June 30, 2025.

Investment Related Earnings (IRE) of negative R$1.5 million for the quarter ended June 30, 2026, compared to negative R$3.6 million for the quarter ended June 30, 2025. IRE was negative R$1.9 million for the year-to-date period ended June 30, 2026, compared to negative R$9.9 million for the year-to-date period ended June 30, 2025.

Segment Distributable Earnings of R$15.0 million for the quarter ended June 30, 2026, down 22% year-over-year. Segment DE was R$32.0 million for the year-to-date period ended June 30, 2026, down 18% when compared to the year-to-date period ended June 30, 2025.

AUM of R$14.2 billion at the end of the second quarter, down 10% year-over-year. The quarter was impacted by capital returns across different vintages, FX variation and a decrease in mark-to-market, following the listing of a VCP III portfolio company on the NYSE with subsequent stock price depreciation during the first half of 2026. VCP team continues sourcing new investment opportunities for Fund IV, while VIR team concentrates on structuring the next impact investing vintage, VIR V.

Earnings Release | Vinci Compass	9

Equities

(R$ thousands, unless mentioned)	2Q'25	1Q'26	2Q'26	∆ YoY (%)	2Q'25 YTD	2Q'26 YTD	∆ YoY (%)
Net revenue from management fees	18,686	21,356	21,091	13%	37,480	42,447	13%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	18,686	21,356	21,091	13%	37,480	42,447	13%
Segment personnel expenses	(2,969)	(3,006)	(3,302)	11%	(5,238)	(6,308)	20%
Other G&A expenses	(1,497)	(2,012)	(1,892)	26%	(3,618)	(3,904)	8%
Placement fee amortization and rebates	(1,402)	(1,463)	(1,751)	25%	(2,953)	(3,214)	9%
Corporate center expenses	(5,991)	(6,325)	(6,430)	7%	(11,692)	(12,755)	9%
Bonus compensation related to management and advisory	(2,601)	(4,208)	(3,861)	48%	(5,163)	(8,069)	56%
Total Fee Related Expenses	(14,460)	(17,014)	(17,236)	19%	(28,663)	(34,250)	19%
FEE RELATED EARNINGS (FRE)	4,226	4,342	3,855	(9)%	8,817	8,197	(7)%
FRE Margin (%)	22.6%	20.3%	18.3%		23.5%	19.3%
Net revenue from performance fees	3,299	2,017	1,943	(41)%	5,066	3,960	(22)%
Realized performance fees	3,299	2,017	1,943	(41)%	5,066	3,960	(22)%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(1,426)	(896)	(866)	(39)%	(2,212)	(1,762)	(20)%
PERFORMANCE RELATED EARNINGS (PRE)	1,873	1,121	1,078	(42)%	2,854	2,199	(23)%
PRE Margin (%)	56.8%	55.6%	55.5%		56.3%	55.5%
(+) Realized GP investment income	–	–	–	N/A	–	–	N/A
(+) Unrealized GP investment income	1,997	–	–	(100)%	3,790	–	(100)%
INVESTMENT RELATED EARNINGS (IRE)	1,997	–	–	(100)%	3,790	–	(100)%
(-) Unrealized GP investment income	(1,997)	–	–	(100)%	(3,790)	–	(100)%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	6,099	5,463	4,933	(19)%	11,671	10,396	(11)%
Segment DE Margin (%)	27.7%	23.4%	21.4%		27.4%	22.4%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	15,502	16,036	15,444	(0)%	15,502	15,444	(0)%
AVERAGE MANAGEMENT FEE RATE (%)	0.51%	0.57%	0.56%		0.53%	0.57%

Fee Related Revenues of R$21.1 million for the quarter ended June 30, 2026, up 13% year-over-year. This increase was driven by the contribution of Verde and portfolio appreciation over the last twelve months.

Fee Related Earnings (FRE) of R$3.9 million for the quarter ended June 30, 2026, down 9% year-over-year. FRE was R$8.2 million for the year-to-date period ended June 30, 2026, down 7% when compared to the year-to-date period ended June 30, 2025.

Performance Related Earnings (PRE) of R$1.1 million for the quarter ended June 30, 2026, down 42% year-over-year, driven by performance fees recognized across selected strategies in the period. PRE was R$2.2 million for the year-to-date period ended June 30, 2026, down 23% when compared to the year-to-date period ended June 30, 2025.

Segment Distributable Earnings of R$4.9 million for the quarter ended June 30, 2026, down 19% year-over-year, reflecting lower FRE and PRE in the period. Segment DE was R$10.4 million for the year-to-date period ended June 30, 2026, down 11% when compared to the year-to-date period ended June 30, 2025.

AUM of R$15.5 billion at the end of the second quarter 2026, flat year-over-year, reflecting the acquisitions of Verde and BACS and portfolio appreciation, partially offset by FX variation and net outflows.

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Real Assets

(R$ thousands, unless mentioned)	2Q'25	1Q'26	2Q'26	∆ YoY (%)	2Q'25 YTD	2Q'26 YTD	∆ YoY (%)
Net revenue from management fees	31,963	29,080	28,968	(9)%	58,960	58,048	(2)%
Net revenue from advisory fees	473	460	519	10%	2,322	979	(58)%
Other revenues	197	–	–	(100)%	374	–	(100)%
Total Fee Related Revenues	32,633	29,540	29,487	(10)%	61,656	59,027	(4)%
Segment personnel expenses	(3,054)	(2,939)	(2,879)	(6)%	(6,040)	(5,818)	(4)%
Other G&A expenses	(2,676)	(1,664)	(1,053)	(61)%	(5,450)	(2,717)	(50)%
Placement fee amortization and rebates	1,181	(227)	(227)	N/A	(413)	(454)	10%
Corporate center expenses	(7,712)	(5,539)	(6,379)	(17)%	(13,642)	(11,918)	(13)%
Bonus compensation related to management and advisory	(4,829)	(4,533)	(4,358)	(10)%	(8,912)	(8,891)	(0)%
Total Fee Related Expenses	(17,089)	(14,901)	(14,894)	(13)%	(34,457)	(29,795)	(14)%
FEE RELATED EARNINGS (FRE)	15,543	14,639	14,593	(6)%	27,199	29,232	7%
FRE Margin (%)	47.6%	49.6%	49.5%		44.1%	49.5%
Net revenue from performance fees	1	–	1	(11)%	1	1	(11)%
Realized performance fees	8,713	–	1	(100)%	8,713	1	(100)%
Unrealized performance fees	(8,711)	–	–	(100)%	(8,711)	–	(100)%
Performance based compensation	(32)	–	–	(100)%	(32)	–	(100)%
PERFORMANCE RELATED EARNINGS (PRE)	(31)	–	1	N/A	(31)	1	N/A
PRE Margin (%)	(2,759.3)%	N/A	100.0%		N/A	100.0%
(+) Realized GP investment income	9,672	4,083	5,558	(43)%	12,184	9,641	(21)%
(+) Unrealized GP investment income	(3,773)	(2,080)	(4,091)	8%	(3,086)	(6,171)	100%
INVESTMENT RELATED EARNINGS (IRE)	5,899	2,003	1,467	(75)%	9,098	3,470	(62)%
(-) Unrealized GP investment income	3,773	2,080	4,091	8%	3,086	6,171	100%
(-) Unrealized performance fees	8,711	–	–	(100)%	8,711	–	(100)%
(+) Unrealized performance compensation	(3,083)	–	–	(100)%	(3,083)	–	(100)%
SEGMENT DISTRIBUTABLE EARNINGS	30,813	18,722	20,151	(35)%	44,981	38,873	(14)%
Segment DE Margin (%)	60.4%	55.7%	57.5%		54.5%	56.6%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	12,026	12,703	12,473	4%	12,026	12,473	4%
AVERAGE MANAGEMENT FEE RATE (%)	1.13%	0.97%	0.97%		1.05%	0.97%

Fee Related Earnings (FRE) of R$14.6 million for the quarter ended June 30, 2026, compared to R$15.5 million for the quarter ended June 30, 2025, a decrease of 6% year-over-year. This decrease was primarily driven by the infrastructure catch-up fee recognized in the prior-year period, which elevated the comparison base. Excluding the catch-up fees from the VICC final closing in the second quarter 2025, FRE would have increased approximately 40% year-over-year. FRE was R$29.2 million for the year-to-date period ended June 30, 2026, up 7% when compared to the year-to-date period ended June 30, 2025.

Investment Related Earnings (IRE) of R$1.5 million for the quarter ended June 30, 2026, compared to R$5.9 million for the quarter ended June 30, 2025. The FIP Infra Transmissão fund realization positively impacted realized GP investment income in the second quarter 2025, following the conclusion of the fund’s cycle. IRE was R$3.5 million for the year-to-date period ended June 30, 2026, compared to R$9.1 million for the year-to-date period ended June 30, 2025.

Segment Distributable Earnings of R$20.2 million for the quarter ended June 30, 2026, compared to R$30.8 million for the quarter ended June 30, 2025, a decrease of 35% year-over-year. Segment DE was R$38.9 million for the year-to-date period ended June 30, 2026, compared to R$45.0 million for the year-to-date period ended June 30, 2025, a decrease of 14% year-over-year.

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AUM of R$15.0 billion at the end of the second quarter 2026, up 25% year-over-year, reflecting strong capital formation and appreciation over the last twelve months.

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Corporate Advisory

(R$ thousands, unless mentioned)	2Q'25	1Q'26	2Q'26	∆ YoY (%)	2Q'25 YTD	2Q'26 YTD	∆ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	8,220	1,639	1,443	(82)%	8,677	3,082	(64)%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	8,220	1,639	1,443	(82)%	8,677	3,082	(64)%
Segment personnel expenses	(712)	(746)	(775)	9%	(1,265)	(1,521)	20%
Other G&A expenses	(284)	(124)	(251)	(12)%	(418)	(375)	(10)%
Placement fee amortization and rebates	–	–	–	N/A	–	–	N/A
Corporate center expenses	(1,061)	(1,128)	(1,309)	23%	(1,905)	(2,437)	28%
Bonus compensation related to management and advisory	(2,267)	(460)	(233)	(90)%	(2,433)	(693)	(72)%
Total Fee Related Expenses	(4,323)	(2,459)	(2,568)	(41)%	(6,020)	(5,027)	(17)%
FEE RELATED EARNINGS (FRE)	3,897	(820)	(1,125)	N/A	2,657	(1,945)	N/A
FRE Margin (%)	47%	(50)%	(78)%		31%	(63)%
SEGMENT DISTRIBUTABLE EARNINGS	3,897	(820)	(1,125)	N/A	2,657	(1,945)	N/A
Segment DE Margin (%)	47%	(50)%	(78)%		31%	(63)%

Fee Related Earnings (FRE) of negative R$1.1 million for the quarter ended June 30, 2026, compared to R$3.9 million for the quarter ended June 30, 2025. In an environment of high interest rates and electoral uncertainties, M&A and debt structuring activity has remained subdued. Against this backdrop, the Corporate Advisory team continues to work on an extensive pipeline of opportunities. FRE was negative R$1.9 million for the year-to-date period ended June 30, 2026, compared to positive R$2.7 million for the year-to-date period ended June 30, 2025.

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Income Statement

(R$ thousands, unless mentioned)	2Q'25	1Q'26	2Q'26	∆ YoY (%)	2Q'25 YTD	2Q'26 YTD	∆ YoY (%)
REVENUES
Net revenue from management fees	195,569	244,858	252,191	29%	391,098	497,049	27%
Net revenue from performance fees	8,342	2,890	7,345	(12)%	11,419	10,235	(10)%
Realized performance fees	17,054	2,890	7,345	(57)%	20,131	10,235	(49)%
Unrealized performance fees	(8,711)	–	–	N/A	(8,711)	–	N/A
Net revenue from advisory	26,220	16,067	9,047	(65)%	51,073	25,114	(51)%
Other revenues	10,944	11,040	11,190	2%	22,206	22,230	0%
Total net revenues from services rendered	241,075	274,855	279,773	16%	475,796	554,628	17%
OPERATING EXPENSES
Bonus related to management and advisory	(33,127)	(40,572)	(38,363)	16%	(64,871)	(78,935)	22%
Performance based compensation	(3,683)	(1,271)	(3,214)	(13)%	(5,033)	(4,485)	(11)%
Realized	(6,766)	(1,271)	(3,214)	(52)%	(8,116)	(4,485)	(45)%
Unrealized	3,083	–	–	N/A	3,083	–	N/A
Total compensation and benefits	(36,810)	(41,843)	(41,577)	13%	(69,904)	(83,420)	19%
Segment personnel expenses	(20,682)	(24,731)	(26,609)	29%	(40,807)	(51,340)	26%
Other general and administrative expenses	(17,423)	(19,298)	(19,085)	10%	(32,854)	(38,383)	17%
Placement fee amortization and rebates	(17,792)	(20,823)	(23,781)	34%	(38,807)	(44,604)	15%
Corporate center expenses	(78,484)	(70,234)	(75,927)	(3)%	(156,136)	(146,161)	(6)%
Total expenses	(171,191)	(176,928)	(186,979)	9%	(338,508)	(363,907)	8%
Operating profit	69,884	97,927	92,794	33%	137,288	190,721	39%
OTHER GP AND FINANCIAL INCOME AND EXPENSES
Investment Related Earnings (IRE)	11,064	3,498	1,155	(90)%	15,070	4,653	(69)%
Realized gain from GP investment income	13,576	6,093	8,719	(36)%	17,861	14,812	(17)%
Unrealized gain from GP investment income	(2,512)	(2,595)	(7,564)	201%	(2,791)	(10,159)	264%
Financial income	21,804	9,390	8,169	(63)%	36,227	17,559	(52)%
Realized gain from financial income	21,804	9,390	8,169	(63)%	36,227	17,559	(52)%
Unrealized gain from financial income	–	–	–	N/A	–	–	N/A
Leasing expenses	(3,722)	(3,891)	(4,452)	20%	(7,480)	(8,343)	12%
Other items	(5,165)	42,389	(11,460)	122%	(9,623)	30,929	N/A
Equity gain (loss)	(3,996)	885	262	N/A	(6,197)	1,147	N/A
Equity-based compensation	(6,994)	(5,753)	(8,492)	21%	(11,997)	(14,245)	19%
Management contract amortization	(3,471)	(5,596)	(5,286)	52%	(6,341)	(10,882)	72%
Non-operational expenses	(618)	(314)	(1,828)	196%	(873)	(2,142)	145%
Total Other items	8,902	40,608	(21,932)	N/A	8,786	18,676	113%
Profit before income taxes	78,785	138,535	70,862	(10)%	146,073	209,397	43%
(-) Income taxes	(12,012)	(29,197)	(18,299)	52%	(23,372)	(47,496)	103%
NET INCOME	66,773	109,338	52,563	(21)%	122,701	161,901	32%
(+) Non-operational expenses (including Income Tax effect)	422	292	1,811	329%	650	2,103	224%
(-) Contingent consideration adjustment related to acquisitions	(10,851)	(35,545)	(8,681)	(20)%	(18,992)	(44,226)	133%
(+) OCI adjustment	–	(23,007)	2,019	N/A	–	(20,988)	N/A
ADJUSTED NET INCOME	56,345	51,078	47,711	(15)%	104,360	98,789	(5)%
Attributable to the shareholders of the parent company	57,172	44,759	42,965	(25)%	105,791	87,724	(17)%
Attributable to non-controlling interests	(827)	6,319	4,746	N/A	(1,431)	11,065	N/A

Total net revenues from services rendered were R$279.8 million for the quarter ended June 30, 2026, up 16% year-over-year. This growth was driven by higher management fees in the period, resulting from the acquisitions of Verde and BACS, combined with organic fundraising primarily across the Global IP&S and Credit segments, partially offset by lower advisory fees and performance fees. Net revenues for the year-to-date period ended June 30, 2026, were R$554.6 million, up 17% when compared to the year-to-date period ended June 30, 2025.

•	Management fee revenues of R$252.2 million for the quarter ended June 30, 2026, up 29% year-

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over-year. Management fees for the year-to-date period ended June 30, 2026, were R$497.0 million, up 27% when compared to the year-to-date period ended June 30, 2025.

•	Performance fee revenues of R$7.3 million for the quarter ended June 30, 2026, down 12% year-over-year. Performance fee revenues for the year-to-date period ended June 30, 2026, were R$10.2 million, down 10% when compared to the year-to-date period ended June 30, 2025.

•	Advisory fee revenues of R$9.0 million for the quarter ended June 30, 2026, compared to R$26.2 million for the quarter ended June 30, 2025, a 65% decrease year-over-year. Advisory revenues for the year-to-date period ended June 30, 2026, were R$25.1 million, down 51% when compared to the year-to-date period ended June 30, 2025.

•	Other revenues of R$11.2 million for the quarter ended June 30, 2026, up 2% year-over-year. Other revenues for the year-to-date period ended June 30, 2026, were R$22.2 million, broadly flat when compared to the year-to-date period ended June 30, 2025.

Total expenses for the quarter ended June 30, 2026, of R$187.0 million, compared to R$171.2 million for the quarter ended June 30, 2025, an increase of 9% year-over-year. Total expenses for the year-to-date period ended June 30, 2026, were R$363.9 million, up 8% when compared to the year-to-date period ended June 30, 2025. This increase is primarily attributed to the acquisitions of Verde and BACS, as well as higher placement fees and rebates associated with business growth and distribution activities.

•	Bonus related to management and advisory fees of R$38.4 million for the quarter ended June 30, 2026, compared to R$33.1 million for the quarter ended June 30, 2025, a 16% increase year-over-year. Bonus related to management and advisory fees for the year-to-date period ended June 30, 2026, was R$78.9 million, up 22% year-over-year.

•	Performance based compensation of R$3.2 million for the quarter ended June 30, 2026, compared to R$3.7 million for the quarter ended June 30, 2025, a 13% decrease year-over-year. Performance based compensation for the year-to-date period ended June 30, 2026, was R$4.5 million, down 11% year-over-year.

•	Segment personnel expenses of R$26.6 million for the quarter ended June 30, 2026, compared to R$20.7 million for the quarter ended June 30, 2025, an increase of 29% year-over-year. Segment personnel expenses for the year-to-date period ended June 30, 2026, were R$51.3 million, up 26% year-over-year.

•	Corporate center expenses of R$75.9 million for the quarter ended June 30, 2026, compared to R$78.5 million for the quarter ended June 30, 2025, a 3% decrease year-over-year. Corporate center expenses for the year-to-date period ended June 30, 2026, were R$146.2 million, down 6% year-over-year.

•	Other general and administrative expenses of R$19.1 million for the quarter ended June 30, 2026, compared to R$17.4 million for the quarter ended June 30, 2025, an increase of 10% year-

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over-year. Other G&A expenses for the year-to-date period ended June 30, 2026, were R$38.4 million, up 17% year-over-year.

•	Placement fee amortization and rebates of R$23.8 million for the quarter ended June 30, 2026, up 34% year-over-year. Placement fee amortization and rebates for the year-to-date period ended June 30, 2026 totaled R$44.6 million, up 15% year-over-year.

Operating profit of R$92.8 million for the quarter ended June 30, 2026, compared to R$69.9 million for the quarter ended June 30, 2025, an increase of 33% year-over-year. Operating profit for the year-to-date period ended June 30, 2026 was R$190.7 million, up 39% compared to the year-to-date period ended June 30, 2025.

Investment Related Earnings (IRE), a result of the company’s GP investments in its proprietary private market funds, was R$1.2 million for the quarter ended June 30, 2026, down 90% year-over-year. IRE for the year-to-date period ended June 30, 2026 totaled R$4.7 million, down 69% year-over-year.

Financial income of R$8.2 million for the quarter ended June 30, 2026, down 63% year-over-year. Financial income for the year-to-date period ended June 30, 2026 was R$17.6 million, down 52% year-over-year.

Leasing expenses of R$4.5 million for the quarter ended June 30, 2026, compared to R$3.7 million for the quarter ended June 30, 2025, an increase of 20% year-over-year. Leasing expenses for the year-to-date period ended June 30, 2026 were R$8.3 million, up 12% year-over-year.

Other items of negative R$11.5 million for the quarter ended June 30, 2026, compared to negative R$5.2 million for the quarter ended June 30, 2025. This line comprises the income/(loss) generated by contingent consideration adjustment, financial income/(expenses) related to SPS, Compass and Verde acquisitions, Ares Convertible Preferred Shares, and other financial expenses.

Equity-based compensation of R$8.5 million for the quarter ended June 30, 2026, compared to R$7.0 million for the quarter ended June 30, 2025, an increase of 21% year-over-year. Equity-based compensation for the year-to-date period ended June 30, 2026 was R$14.2 million.

Profit before income taxes of R$70.9 million for the quarter ended June 30, 2026, compared to R$78.8 million in the same period of 2025, down 10% year-over-year. Profit before income taxes for the year-to-date period ended June 30, 2026 was R$209.4 million, up 43%.

Income taxes of R$18.3 million for the quarter ended June 30, 2026, compared to R$12.0 million for the quarter ended June 30, 2025. Income taxes for the year-to-date period ended June 30, 2026 were R$47.5 million.

Non-operational expenses of R$1.8 million for the quarter ended June 30, 2026. Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

Contingent consideration adjustment related to acquisitions, after tax, of negative R$8.7 million for the quarter ended June 30, 2026, compared to negative R$35.5 million in the previous quarter. Contingent

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consideration adjustments are related to the SPS, Compass and Verde acquisitions, and reflect changes in the fair value of earn-outs to be paid in stock due to variations in the VINP stock price in the period.

OCI adjustment of positive R$2.0 million for the quarter ended June 30, 2026. OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity and do not affect profit or loss.

Adjusted net income of R$47.7 million for the quarter ended June 30, 2026, compared to R$56.3 million for the quarter ended June 30, 2025, a 15% decrease year-over-year. Adjusted net income for year-to-date 2026 was R$98.8 million, down 5% year-over-year.

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Supplemental Details

Assets Under Management (AUM) Rollforward

For the Three Months Ended June 30, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	263,503	36,813	14,975	16,086	15,427	346,803
(+/-) Capital Subscription / (capital return)	241	429	(93)	–	(109)	468
(+) Capital Subscription	241	542	–	–	28	811
(-) Capital Return	–	(113)	(93)	–	(137)	(343)
(+) Acquisitions	–	3,979	–	30	–	4,009
(+/-) Net Inflow / (outflow)	(5,694)	513	–	(64)	(5)	(5,250)
(+/-) FX Variation	(1,962)	(195)	(17)	(36)	(35)	(2,245)
(+/-) Appreciation / (depreciation)	17,877	964	(695)	(526)	(212)	17,409
Ending balance	273,965	42,503	14,170	15,490	15,066	361,195

For the Twelve Months Ended June 30, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	230,155	30,459	15,769	15,552	12,123	304,057
(+/-) Capital Subscription / (capital return)	235	401	(208)	–	2,180	2,608
(+) Capital Subscription	241	1,172	1	–	3,155	4,570
(-) Capital Return	(6)	(771)	(209)	–	(976)	(1,962)
(+) Acquisitions	14,458	4,495	–	651	–	19,603
(+/-) Net Inflow / (outflow)	9,802	5,556	–	(2,912)	(14)	12,433
(+/-) FX Variation	(11,868)	(1,209)	(108)	(268)	(229)	(13,682)
(+/-) Appreciation / (depreciation)	31,184	2,801	(1,282)	2,467	1,006	36,176
Ending balance	273,965	42,503	14,170	15,490	15,066	361,195
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Fee-Earning Assets Under Management (FEAUM) Rollforward

For the Three Months Ended June 30, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	262,178	36,232	12,287	16,036	12,703	339,435
(+/-) Capital Subscription / (capital return)	241	429	(93)	–	(109)	468
(+) Capital Subscription	241	542	–	–	28	811
(-) Capital Return	–	(113)	(93)	–	(137)	(343)
(+) Acquisitions	–	3,979	–	30	–	4,009
(+/-) Net Inflow / (outflow)	(5,770)	645	–	(65)	(5)	(5,196)
(+/-) FX Variation	(1,957)	(191)	(7)	(36)	(13)	(2,205)
(+/-) Appreciation / (depreciation)	17,852	958	(662)	(520)	(102)	17,525
Ending balance	272,544	42,051	11,524	15,444	12,473	354,036

For the Twelve months Ended June 30, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	228,773	29,908	12,710	15,502	12,026	298,920
(+/-) Capital Subscription / (capital return)	235	392	(208)	–	(494)	(75)
(+) Capital Subscription	241	1,163	–	–	482	1,886
(-) Capital Return	(6)	(771)	(208)	–	(976)	(1,960)
(+) Acquisitions	14,458	4,495	–	651	–	19,603
(+/-) Net Inflow / (outflow)	9,686	5,396	–	(2,901)	(14)	12,166
(+/-) FX Variation	(11,837)	(1,185)	(99)	(267)	(66)	(13,453)
(+/-) Appreciation / (depreciation)	31,229	3,045	(880)	2,459	1,021	36,874
Ending balance	272,544	42,051	11,524	15,444	12,473	354,036
Earnings Release | Vinci Compass	19

Investment Records – IP&S, Public Equities, Private Credit and Listed Funds

Fund	Segment	NAVxvi (R$ millions)	2Q'26	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Total Return	Equities	228.2	(6.5)%	1.2%	12.3%	29.5%	IPCA + Yield IMA-B	IPCA + Yield IMA-B
Mosaico Strategy	Equities	871.3	(4.8)%	7.2%	20.5%	32.8%	IBOV	IBOV
Vinci Gas Dividendos FIA	Equities	342.1	(6.9)%	6.8%	21.8%	38.4%	IBOV	IBOV
Compass CRECE+	Equities	255.0	1.2%	9.9%	24.2%	54.1%	S&P/BMV IPC	N/A
Compass Crecimiento	Equities	367.4	6.4%	5.1%	56.2%	97.3%	S&P MERVAL	N/A
Compass Small Cap Chile	Equities	1,770.5	(0.6)%	(0.6)%	27.9%	58.1%	N/A	N/A
Vinci Crédito Imobiliário II	Credit	659.0	2.0%	5.6%	9.9%	21.1%	IPCA	IPCA + 6%
Vinci Energia Sustentável	Credit	479.4	1.3%	4.9%	11.3%	20.9%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	294.0	2.8%	6.1%	12.2%	26.3%	CDI	IPCA + 5%
Compass Latam Corporate Debt Fund	Credit	5,577.6	2.9%	2.8%	7.6%	17.3%	CEMBI Broad Div	N/A
Compass Latam High Yield USD	Credit	1,810.6	3.6%	4.5%	7.8%	18.3%	CEMBI Broad Div HY	N/A
Compass I+LIQG	Credit	3,335.2	1.7%	3.6%	7.8%	19.1%	PIP Cetes 28D	N/A
Compass Credit Selection	Credit	1,387.2	3.4%	6.9%	15.0%	29.7%	CDI	N/A
Compass Yield 30	Credit	1,764.3	3.9%	7.5%	15.1%	30.3%	CDI	CDI
Compass Deuda Plus	Credit	573.7	1.5%	3.6%	7.6%	19.0%	N/A	N/A
Compass Renta Fija-B	Credit	698.9	1.1%	0.8%	3.1%	8.1%	CEMBI Broad Div	N/A
Vinci Multiestratégia FIM	Global IP&S	37.8	3.0%	6.0%	13.0%	25.2%	CDI	CDI
Atlas Strategy	Global IP&S	97.9	2.1%	4.5%	10.5%	23.9%	CDI	CDI
Vinci Valorem FIM	Global IP&S	610.5	3.4%	7.3%	14.4%	24.4%	IMA-B	IMA-B
Equilibrio Strategy	Global IP&S	515.7	2.5%	5.7%	11.6%	18.9%	IPCA	N/A
Vinci Retorno Real FIM	Global IP&S	85.6	3.0%	8.9%	16.1%	21.2%	IMA-B	IMA-B
VISC11	Real Assets (listed REIT)	3,044.9	(1.2)%	1.4%	11.7%	9.2%	IFIX	IPCA + 6%
VILG11	Real Assets (listed REIT)	1,405.9	(2.8)%	(1.1)%	20.4%	36.0%	IFIX	IPCA + 6%
VINO11	Real Assets (listed REIT)	386.4	(4.0)%	(2.9)%	3.9%	(14.6)%	IFIX	IPCA + 6%
VIUR11	Real Assets (listed REIT)	62.8	20.4%	13.7%	31.6%	30.5%	IFIX	IPCA + 6%
VCRI11	Real Assets (listed REIT)	126.2	1.5%	6.0%	11.9%	12.0%	IFIX	IPCA + X%
VICA11	Real Assets (REIT)	394.7	0.2%	0.3%	1.8%	5.0%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Assets (REIT)	42.1	(1.7)%	1.6%	9.7%	16.6%	IFIX	IFIX
VIGT11	Real Assets (listed REIT)	441.5	4.9%	13.1%	40.2%	(22.9)%	N/A	N/A
Benchmark	2Q'26	YTD	12 M	24 M
CDIxvii	3.3%	6.8%	14.8%	28.7%
IMA-B 5xviii	2.5%	6.5%	12.1%	22.2%
IPCAxix	1.4%	3.4%	4.6%	10.2%
IFIXxx	(1.0)%	1.5%	10.0%	14.4%
IPCA + Yield IMA-B	3.7%	7.3%	13.0%	27.4%
IBOVxxi	(8.2)%	6.8%	23.9%	38.8%
S&P/BMV IPCxxii	(1.0)%	5.8%	20.6%	37.0%
S&P MERVALxxiii	5.7%	3.8%	54.7%	96.3%
CEMBI Broad Divxxiv	3.3%	3.4%	8.1%	17.1%
CEMBI Broad Div HYxxv	3.9%	5.2%	9.8%	19.9%
PIP Cetes 28Dxxvi	1.7%	3.4%	7.6%	18.7%
Earnings Release | Vinci Compass	20

Investment Records – Closed End Private Markets fundsxxvii

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC[i] (BRL)	Gross MOIC (USD)	Gross IRRii (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,131	54	5,185	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,700	2,039	1,661	3,700	1.4x	0.7x	3.9%	(3.5%)
VCP III	Private Equity	2018	4,000	2,572	318	4,449	4,767	1.8x	1.7x	15.6%	13.4%
VCP IV	Private Equity	2022	3,879	1,177	–	1,588	1,588	1.3x	1.3x	44.9%	50.1%
VCP Strategyiii	Private Equity		11,494	7,655	7,488	7,752	15,240	2.0x	1.8x	61.3%	67.3%
NE Empreendedoriv	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	134	294	20	314	2.3x	1.8x	20.0%	13.4%
VIR IV	Private Equity	2020	1,000	754	188	918	1,106	1.3x	1.6x	20.3%	22.5%
VIR Strategy[v]	Private Equity		1,276	901	507	939	1,446	1.7x	1.6x	21.1%	26.0%
SPS I	Credit	2018	128	207	361	18	379	2.3x	1.8x	25.6%	19.2%
SPS II	Credit	2020	671	1,091	1,217	581	1,798	2.2x	2.3x	22.5%	23.0%
SPS III	Credit	2021	1,071	1,745	988	1,561	2,550	2.4x	2.4x	23.9%	24.2%
SPS IV	Credit	2025	1,561	436	13	468	481	2.0x	2.1x	23.3%	32.1%
SPS Strategyvi	Credit		3,431	3,478	2,579	2,629	5,208	2.2x	2.2x	23.4%	23.0%
MAV I	Credit	2022	165	165	185	64	249	1.5x	1.5x	19.3%	21.8%
MAV II	Credit	2023	205	205	71	205	276	1.3x	1.5x	19.4%	16.8%
MAV III	Credit	2025	125	167	24	170	193	N.M.	N.M.	N.M.	N.M.
MAV IV	Credit	2026	313	313	7	314	321	N.M.	N.M.	N.M.	N.M.
MAV Strategyvii	Credit		808	850	287	753	1,039	1.4x	1.5x	19.4%	19.0%
Lacan Florestal I	Real Assets	2012	253	253	255	315	571	2.3x	1.3x	10.6%	2.8%
Lacan Florestal II	Real Assets	2016	356	356	125	566	691	1.9x	1.5x	10.4%	6.1%
Lacan Florestal III	Real Assets	2020	502	465	–	647	647	1.4x	1.4x	11.1%	10.4%
Lacan Florestal IV	Real Assets	2023	260	216	–	274	274	1.3x	1.4x	21.6%	27.3%
Lacan Strategyviii	Real Assets		1,371	1,290	380	1,802	2,182	1.7x	1.4x	12.6%	6.2%
FIP Transmissãoix	Real Assets	2017	211	104	367	9	375	3.6x	2.7x	55.5%	40.4%
VIAS[x]	Real Assets	2021	386	350	–	528	528	1.5x	1.5x	13.7%	13.1%
VICCxi	Real Assets	2022	1,784	151	–	169	169	1.1x	1.2x	7.7%	14.2%
VFDLxii	Real Assets	2021	422	349	40	416	457	1.3x	1.3x	10.1%	10.0%
Vinci Credit Infraxiii	Credit	2022	1,848	1,451	96	1,649	1,745	1.2x	1.2x	N.M.	N.M.

Earnings Release | Vinci Compass	21

Shareholder Dividends & Share Summary

($ in thousands)	3Q'24	4Q'24	1Q'25	2Q'25	3Q'25	4Q'25	1Q’26	2Q’26
Adjusted Distributable Earnings (R$)	57,104	73,946	62,306	75,759	73,092	81,288	62,237	63,317
Adjusted Distributable Earnings (US$)xli	9,872	12,804	11,027	13,964	13,645	15,605	12,702	12,424
Adjusted DE per Common Share (US$)xlii	0.19	0.20	0.17	0.22	0.22	0.24	0.19	0.19
Actual Dividend per Common Sharexliii	0.16	0.15	0.15	0.15	0.15	0.17	0.17	0.17

VINP Shares	3Q'24	4Q'24	1Q'25	2Q'25	3Q'25	4Q'25	1Q’26	2Q’26
Shares Repurchased
# of Shares	374,834	607,643	683,148	173,762	-	-	-	-
Average Cost (US$/share)	10.38	10.28	10.07	9.47	-	-	-	-
Capital Deployed (US$)	3,890,849	6,246,577	6,879,698	1,645,210	-	-	-	-
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class Axliv	38,404,375	49,580,116	48,896,968	48,778,420	48,778,420	50,955,859	50,955,859	51,184,744
Common Shares	52,870,614	64,046,355	63,363,207	63,244,659	63,244,659	65,422,098	65,422,098	65,650,983

Vinci Compass generated R$0.96 or US$0.19 of Adjusted Distributable Earnings per common share for the second quarter of 2026. The company declared a quarterly dividend of US$0.17 per common share to record holders as of August 25, 2026; payable on September 9, 2026.

Common Shares Outstanding as of quarter end of 65,650,983 shares.

There were no common shares repurchased in the quarter and as of June 30, 2026, there was no remaining authorization for the share repurchase plan.

Earnings Release | Vinci Compass	22

Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	2Q'25	1Q'26	2Q'26	2Q'25 YTD	2Q'26 YTD

OPERATING PROFIT	69,884	97,927	92,794	137,288	190,721
(-) Net revenue from realized performance fees	(17,054)	(2,890)	(7,345)	(20,131)	(10,235)
(-) Net revenue from unrealized performance fees	8,711	–	–	8,711	–
(+) Compensation allocated in relation to performance fees	3,683	1,271	3,214	5,033	4,485
FEE RELATED EARNINGS (FRE)	65,224	96,308	88,663	130,901	184,971

OPERATING PROFIT	69,884	97,927	92,794	137,288	190,721
(-) Net revenue from management fees	(195,569)	(244,858)	(252,191)	(391,098)	(497,049)
(-) Net revenue from advisory	(26,220)	(16,067)	(9,047)	(51,073)	(25,114)
(-) Other revenues	(10,944)	(11,040)	(11,190)	(22,206)	(22,230)
(+) Bonus related to management and advisory	33,127	40,572	38,363	64,871	78,935
(+) Personnel expenses	20,682	24,731	26,609	40,807	51,340
(+) Other general and administrative expenses	17,423	19,298	19,085	32,854	38,383
(+) Placement fee amortization and rebates	17,792	20,823	23,781	38,807	44,604
(+) Corporate center expenses	78,484	70,234	75,927	156,136	146,161
PERFORMANCE RELATED EARNINGS (PRE)	4,660	1,619	4,131	6,387	5,750

OPERATING PROFIT	69,884	97,927	92,794	137,288	190,721
(-) Net revenue from unrealized performance fees	8,711	–	–	8,711	–
(+) Compensation allocated in relation to unrealized performance fees	(3,083)	–	–	(3,083)	–
(+) Realized gain from GP investment income	13,576	6,093	8,719	17,861	14,812
SEGMENT DISTRIBUTABLE EARNINGS	89,088	104,020	101,513	160,777	205,533

NET INCOME	66,773	109,338	52,563	122,701	161,901
(-) Net revenue from unrealized performance fees	8,711	–	–	8,711	–
(+) Income tax from unrealized performance fees	(1,004)	–	–	(1,004)	–
(+) Compensation allocated in relation to unrealized performance fees	(3,083)	–	–	(3,083)	–
(-) Unrealized gain from GP investment income	2,512	2,595	7,564	2,791	10,159
(+) Income tax on unrealized gain from GP investment income	(2,672)	(90)	(37)	(1,978)	(127)
(-) Unrealized gain from financial income	–	–	–	–	–
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss)xlv	(12,932)	(42,895)	(10,292)	(22,478)	(53,187)
(+) Income tax on contingent consideration	2,081	7,350	1,611	3,486	8,961
(+) Depreciation and amortization	6,250	8,361	8,092	12,481	16,453
(+) Equity-based compensation	4,333	5,753	5,009	9,336	10,762
(-) Income Taxes on Equity-based compensation	371	244	1,096	254	1,340
(+) Equity gain (loss)	3,996	(885)	(262)	6,197	(1,147)
(+) Dividends received	–	2,479	2,244	–	4,723
(+) Non-operational expenses including income tax related to realized expensexlvi	422	292	1,811	650	2,103
(+) OCI Adjustmentxlvii	–	(23,007)	2,019	–	(20,988)
(-) Minority Interest	–	(7,298)	(8,101)	–	(15,399)
ADJUSTED DISTRIBUTABLE EARNINGS	75,759	62,237	63,317	138,065	125,554

TOTAL NET REVENUE FROM SERVICES RENDERED	241,075	274,855	279,773	475,796	554,628
(-) Net revenue from realized performance fees	(17,054)	(2,890)	(7,345)	(20,131)	(10,235)
(-) Net revenue from unrealized performance fees	8,711	–	–	8,711	–
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	232,733	271,966	272,428	464,377	544,394
Earnings Release | Vinci Compass	23

Balance Sheet Results

Assets	03/31/2026	6/30/2026
Current assets
Cash and cash equivalents	208,545	224,968
Cash and bank deposits	106,053	92,426
Financial instruments at fair value through profit or loss	84,671	110,309
Financial instruments at amortized cost	17,821	22,233
Financial instruments at fair value through profit or loss	755,707	852,972
Trade receivables	190,973	211,615
Sub-leases receivable	-	-
Taxes recoverable	20,011	20,402
Other assets	76,954	84,890
Total current assets	1,252,190	1,394,847

Non-current assets
Financial instruments at fair value through profit or loss	883,744	888,928
Financial instruments at amortized cost	5,741	5,751
Trade receivables	27,384	27,451
Taxes recoverable	3,003	2,763
Deferred taxes	39,873	40,544
Other receivables	37,687	34,524
	997,432	999,961

Investments accounted for using the equity method	69,903	71,969
Judicial deposits	49,655	49,869
Property and equipment	71,456	72,079
Right of use - Leases	134,225	127,571
Intangible assets	1,318,733	1,372,438
Total non-current assets	2,641,404	2,693,887

Total Assets	3,893,594	4,088,734
Earnings Release | Vinci Compass	24

Liabilities and equity	03/31/2026	6/30/2026
Current liabilities
Trade payables	13,692	14,102
Financial instruments at fair value through profit or loss	29,508	–
Deferred Revenue	39,843	–
Leases	57,115	29,357
Accounts payable	41,543	38,184
Labor and social security obligations	40,858	101,408
Loans and Financing	14,295	163,582
Taxes and contributions payable	9,706	42,895
Total current liabilities	246,560	389,528

Non-current liabilities
Accounts payable	–	–
Leases	124,430	118,854
Labor and social security obligations	7,635	3,525
Loans and Financing	845,529	691,183
Deferred taxes	3,900	3,275
Provision for contingencies	50,136	50,285
Retirement plans liabilities	528,814	678,810
	1,560,444	1,545,932

Total liabilities	1,807,004	1,935,460

Equity
Share capital	19	19
Additional paid-in capital	2,236,406	2,263,114
Treasury shares	(306,608)	(293,488)
Retained Earnings	138,344	131,586
Other reserves	(59,633)	(52,715)
	2,008,528	2,048,516

Non-controlling interests in the equity of subsidiaries	78,062	104,758

Total equity	2,086,590	2,153,274

Total liabilities and equity	3,893,594	4,088,734

Earnings Release | Vinci Compass	25

Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

Earnings Release | Vinci Compass	26

i “Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

ii “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.

iii “FRE Margin” is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory services.

iv “FRE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Full-year values are calculated as the sum of the last four quarters.

v “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. We calculate PRE as operating profit less (a) net revenue from fund management, less (b) net revenue from advisory services, plus (c) personnel and profit-sharing expenses, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees.

vi “PRE Margin” is calculated as PRE divided by net revenue from performance fees.

vii “Segment Distributable Earnings” is Vinci Compass’ segment profitability measure used to make operating decisions and assess performance across the company’s segments. Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

viii “Other items” comprise the income/(loss) generated by financial income/(expenses) related to acquisitions, Ares Convertible Preferred Shares and other financial expenses.

ix “Non-operational expenses” are composed by expenses related to professional services to matters related to acquisitions.

x Minority interest comprises the portion of earnings attributable to the non-controlling interest, following Vinci Compass’ acquisitions of controlling stakes in the Verde and BACS transactions. Therefore, results are fully consolidated in Fee Related Earnings (FRE), and the non-controlling interest is deducted prior to arriving at Distributable Earnings (DE) and Adjusted Distributable Earnings (Adjusted DE).

xi “Distributable Earnings”, or “DE”, is used as a reference point by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share-based payments, plus (g) income taxes on share-based payments, plus (h) depreciation and amortization, except for depreciation and amortization relating to each segment’s investments, less (i) contingent consideration (earn-out) gain (loss) (after tax).

xii “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income.

xiii “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense).

xiv “Adjusted DE Margin” is calculated as Adjusted Distributable Earnings divided by the sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income.

xv “Adjusted DE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Full-year values are calculated as the sum of the last four quarters.

Earnings Release | Vinci Compass	27

xvi NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund ex-dividends.

xvii CDI is an average of interbank overnight rates in Brazil (daily average for the period).

xviii IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration.

xix IPCA is a broad consumer price index measured by the IBGE.

xx IFIX is an index composed by listed REITs in the Brazilian stock Market.

xxi Brazil stock market most relevant index.

xxii S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market.

xxiii S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market.

xxiv CEMBI Broad Div tracks the performance of US dollar-denominated bonds issued by emerging market corporate entities.

xxv The J.P. Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating-rate debt instruments issued by corporate, sovereign, and quasi-sovereign entities.

xxvi PiP Cetes 28d is an index that invests in Cetes 28-day securities. Cetes are Treasury Certificates issued by the Mexican government.

xxvii Track record information is presented throughout this release on a pro forma basis and in local currency,

excluding PIPE investments, a strategy that will be discontinued in VCP III.

xxviii “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xxix “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xxx Committed capital for VCP III and VCP IV consider amounts of co-investments. Returns, however, consider only the amounts invested to the main funds. Track record presented for the VCP strategy as of 1Q’26, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xxxi Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Compass. Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information.

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xxxii Track record for VIR strategy is presented as of 1Q’26, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xxxiii Track record for Vinci SPS strategy is presented as of 2Q’26.

xxxiv Track record for MAV strategy is presented as of 2Q’26.

xxxv Track record for Lacan strategy is presented as of 2Q’26.

xxxvi Track record for FIP Infra is presented as of 2Q’26.

xxxvii Track record for VIAS is presented as of 2Q’26.

xxxviii Total commitments for VICC are presented as of 2Q’26.

xxxix Track record for VFDL is presented as of 2Q’26.

xl Track record for Vinci Credit Infra is presented as of 2Q’26.

xli US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.0963, as of August 10, 2026, when dividends were approved by our Board of Directors.

xlii Per Share calculations are based on end of period Participating Common Shares.

xliii Actual dividends per common share are calculated considering the share count as of the applicable record date.

xliv As of June 30, 2026, Public Float was comprised of 16,029,238 Class A common shares.

xlv Contingent consideration adjustment (after-tax) reflects the change in earn out’s fair value to be paid in stock, due to variation in the stock price in the period.

xlvi Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

xlvii OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss.

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